September 21, 2020

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sergio Chinos

Jay Ingram

Beverley Singleton

Melissa Raminpour

Re:                             VIA optronics AG
Registration Statement on Form F-1
Filed September 4, 2020
File No. 333-248599

Ladies and Gentlemen,

On behalf of our client, VIA optronics AG (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated September 11, 2020 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter.  The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Registration Statement on Form F-1, public filing

General

1.                                      It is not clear who you have identified as the selling shareholders. If the reseller is Corning and the underwriters intend to purchase the shares Corning receives in the concurrent private placement to cover the over-allotment, then we will have additional comment. Please advise.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 12 of the Amended Registration Statement to clarify that Jürgen Eichner and Coöperatief IMI Europe U.A. are the selling shareholders. Both selling shareholders expect to participate in the over-allotment option.

Summary Consolidated Financial and Other Data, page 13

2.                                      Refer to the section of Consolidated Statement of Financial Position Data on pages 13 and 68. Please provide the as adjusted columnar data only for the most recent balance sheet. In this regard, the as adjusted data should be provided for the June 30, 2020 interim balance sheet and not the prior fiscal year ended December 31, 2019. Please revise accordingly. Also, please disclose in Note 2.1, Basis of Preparation, on page F-7, the last sentence of the first paragraph on page 13 regarding that in the opinion of management the unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation. Refer to Item 10-01(b)(8) of Regulation S-X.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages 15, 70 and F-8 of the Amended Registration Statement.

Capitalization, page 65

3.                                      We note your revisions made in response to our prior comment one. Please also revise the first and second paragraphs to eliminate references to cash and cash equivalents. Also, please include within the shareholders’ equity section of the table, the line item currency translation reserve and its related amount as shown on page F-2. Further, it appears the total capitalization at June 30, 2020 should be €33,155 rather than €33,173. Please revise or advise.

Response: The Company respectfully advises the Staff that it has revised disclosure in the Capitalization section on page 67 of the Amended Registration Statement.

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Please contact the undersigned at (215) 994-2687 if you have any questions regarding the foregoing

Sincerely,

/s/ Gregory A. Schernecke
Gregory A. Schernecke

cc:                                Jürgen Eichner